Exhibit 1.1

This statement is made at the request of The Stock Exchange of Hong Kong Limited.

We noted the increases in the price and in the trading volume of the shares of the Company today and wish to state that we are not aware of any reason for such movement.

We also confirm that there are no negotiations or agreements relating to any intended acquisitions or realizations which are notifiable under paragraph 3 of the Listing Agreement, nor is the Board aware of any matter which is discloseable under the general obligations imposed by paragraph 2 of the Listing Agreement, which is or may be of price-sensitive nature.

Made by order of the Board of China Unicom Limited, the directors of which individually and jointly accepts responsibility for the accuracy of this statement (save Mr. Lee Hon Chiu, Mr. Craig O. McCaw and Mr. C. James Judson, who could not be contacted with).

By order of the Board
CHINA UNICOM LIMITED
Yee Foo Hei
Company Secretary

8 January 2004, Hong Kong